

Mail Stop 3233

April 18, 2016

Via e-mail
Mr. James J. Murren
Chief Executive Officer
MGM Resorts International
3600 Las Vegas Blvd. South
Las Vegas, NV 89109

> **Re:** **MGM Resorts International**
> **Form 10-K for the year ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-10362**

Dear Mr. Murren:

We have reviewed your April 14, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 17, 2016 letter.

Liquidity and Capital Resources

Principal Debt Arrangements, page 44

1. We note your response to comment 2. In future filings, please provide a reconciliation of Credit Agreement EBITDA and highlight that the measure is included as a material item affecting liquidity and not as a measure used by management to evaluate performance. Please provide us an example of your proposed disclosure. Please refer to Item 10(e) of Regulation S-K.

Financial Statements

Consolidated Statements of Operations, page 68

2. We note your response to comment 3. We continue to be unclear how you determined it was unnecessary to present goodwill impairment losses as a separate line item in the income statement before the subtotal income from continuing operations (or similar caption) unless such goodwill impairment loss is associated with a discontinued operation. Please confirm that you will separately present goodwill on the face of the income statement in future periodic filings or advise. Please refer to ASC 350-20-45-2.

Note 6 – Investments in and Advances to Unconsolidated Affiliates

Grand Victoria, page 80

3. We note your response to comment 3. In future periodic filings, please provide a sensitivity analysis regarding your long-term growth rate assumption.

You may contact William Demarest, Staff Accountant, at 202-551-3432 or me at 202-551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate
& Commodities